						Exhibit 12(d)

Entergy Mississippi, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

						31-Mar

	2005	2006	2007	2008	2009	2010

Fixed charges, as defined:
Total Interest	$43,707	$51,216	$47,020	$46,888	$51,282	$53,311
Interest applicable to rentals	771	1,427	1,577	1,638	1,959	1,980

Total fixed charges, as defined	$44,478	$52,643	$48,597	$48,526	$53,241	55,291

Preferred dividends, as defined (a)	5,129	4,373	4,144	4,402	4,370	4,415

Combined fixed charges and preferred dividends, as defined	$49,607	$57,016	$52,741	$52,928	$57,611	$59,706

Earnings as defined:

Net Income	$62,103	$52,285	$72,106	$59,710	$77,636	$82,591
Add:
Provision for income taxes:
Total income taxes	33,952	28,567	35,850	33,240	42,323	44,695
Fixed charges as above	44,478	52,643	48,597	48,526	53,241	55,291

Total earnings, as defined	$140,533	$133,495	$156,553	$141,476	$173,200	$182,577

Ratio of earnings to fixed charges, as defined	3.16	2.54	3.22	2.92	3.25	3.30

Ratio of earnings to combined fixed charges and
preferred dividends, as defined	2.83	2.34	2.97	2.67	3.01	3.06

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(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.